WESTERN COPPER AND GOLD CORP.
(the “Company”)

Annual General Meeting
June 22, 2016

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 22, 2016 (the “Meeting”) and the outcome of the vote for each such matter:

Description of the matter

1.	The number of directors to be elected was set at five (5).

2.	The following persons were elected as directors of the Company to serve until the next annual general meeting of shareholders of the Company:

Dale Corman;
Robert Gayton;
Archie Lang;
David Williams; and
Klaus Zeitler.

All elected directors received a majority of “For” votes.

3.	PricewaterhouseCoopers LLP, Chartered Accountants, were reappointed auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

All votes were conducted by a show of hands.

Date: June 22, 2016